Exhibit 99.1

Origin Agritech, Ltd. Investor Deck March 2021

Origin Agritech, Ltd Forward Looking Statements and Disclaimer 2 This communication contains "forward - looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward - looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward - looking statements address matters that are uncertain. Forward - looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward - looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non - strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward - looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward - looking statements contained herein and are cautioned not to place undue reliance on such forward - looking statements, which are qualified in their entirety by these cautionary statements.

Origin Agritech, Ltd The Chinese Food Security Problem 3 • China has 22% of the world’s population with only 10% of the world’s arable land • COVID - 19 pandemic has accentuated the need for greater food security & increased domestic food production • China’s fast - growing middle class is eating more meat, thus increasing need for grain feedstock • Chinese traditionally have feared GMO foods, delaying China going GMO positive • Traditional grains require heavy usage of pesticides while Chinese population is demanding a cleaner environment

Origin Agritech, Ltd The Solution: GMO Positive! • GMO crops dramatically increase yields and can be designed to be insect resistant, reducing the need for pesticides, making agriculture greener • The switch to GMO positive creates a new, multi - billion - dollar market opportunity • Chinese firms given preferential treatment vs. foreign competitors • Many signals that GMO positive move is imminent in the short - term • 14 th 5 - Year Plan supports advancement in agritech 4 Source: Cornell Alliance for Science

Origin Agritech, Ltd Accelerating the March Towards GMO Positive • Chinese leaders have expressed interest in strengthening domestic seed technology and food security • On Dec 29 of 2020, Chinese President Xi Jinping called for boosting core technological breakthroughs in the agricultural sector • On January 1, 2021, Tan Renjian, the newly appointed minister of agriculture and rural affairs , argued that seeds be seen as "semiconductor chips" for agricultural development • “We will accelerate the breakthrough of a number of key core technologies… and biological breeding.” Ministry of Science and Technology, February 26, 2021 5 Origin’s seed processing facility in action

Origin Agritech, Ltd Market Opportunity $85.7B • In 2019, the total amount of corn consumption in China reached 300 M tons, which equals $85.7B • About 97% of corn was used as animal feed and industrial materials • This market will be occupied fully by GMO corn gradually $45.8B • In 2019, China imported 91.5M tons of soybean. The actual soybean consumption was 107 M tons, which equals $45.8 B • Almost all was used as industry materials or animal feed 6

Origin Agritech, Ltd How to Play the Move to GMO in China • Origin is the only US listed Chinese agricultural biotechnology company with GMO products (Nasdaq: SEED) • Pioneering Chinese agritech firm > 20 years experience • In collaboration with BRI, received China’s first bio - safety certificate for GMO corn in 2009. • In collaboration with BRI, China issued second bio - safety certificate for GMO soybean in 2020. Origin owns exclusive gene IP right. • Deep connections with agricultural technology institutions and universities • Capital efficient business model of licensing developed seed traits • De - risked as takes many years and tens of million of dollars to develop in - house • One of the few vertically integrated GMO seed companies in China • Makes Origin a partner of choice 7 China’s move to GMO positive is a beautiful tailwind for investors in Origin

Origin Agritech, Ltd Origin’s Pipeline of Traits Origin's Pipeline of Traits • 2009 China's first Corn Bio - safety approval • 2020 Soybean Bio - safety approval • Two Corn Traits in the government final Bio - safety approval process • Three Corn Traits have finished their tests, approaching the step of submitting bio - safety application • A number of elite commercial corn hybrids are pending for variety bio - safety approval 8 Bio - Safety Certification Variety Approval Production & Sales Approval Chinese Government Approval Process

Origin Agritech, Ltd Strategic Alliances Domestic: • Strong relation with Biotechnology Research Institute (BRI), a division of Chinese Academy of Agriculture Sciences (CAAS) in the past 10 years. • National Maize Improvement Center of China (NMICC) International: • GMO licensing agreements with • Dupont Pioneer in 2016 • KWS SAAT SE (“KWS”) in 2017 9

Origin Agritech, Ltd Origin’s Research Center • Origin’s R&D facility, founded in 2002 and focused and developing new seed traits and transgenic technology • State - of - the - art facility • Tens of million spent on R&D • In - license traits developed from government research institutes and continue research to create transgenic crops and push the seeds through approval process 10

Origin Agritech, Ltd CRISPR: A revolution in plant breeding • Origin utilizes cutting - edge CRISPR gene editing in its GM breeding • CRISPR is a huge advancement for GMO plant breeding as it reduces the time to develop and plant a new GMO crop from over 10 years to around 2. It also reduces development cost by 90% ( link ) • Origin has seen the technology dramatically increase its research efficiencies • Zhan Taolin, the Vice Minister of Agriculture and Rural Affairs in China, recently highlighted the need for China to move toward gene editing, commenting, “ At present, the world seed industry is ushering in the technological revolution of modern biological breeding marked by the integration and development of technologies such as gene editing…” describing it as the “leapfrog development of the industry.” 11

Origin Agritech, Ltd Origin’s Seed Production Facilities • State - of - the - art seed production facilities • Capacity of 20 thousand metric tons of seed • Make Origin a vertically integrated GMO seed company 12

Origin Agritech, Ltd Breeding and Germplasm • Advanced Breeding Technologies ： Over the last several years, Origin has been focusing on advanced breeding technologies, including Molecular Markers Assisted Breeding and Doubled Haploids technologies. • State - of - the - Art Breeding Capabilities : Origin has the capability of producing over 30,000 DH lines and 800,000 haploid seeds per year with 150 mu of automated and standardized haploid induction, doubling and increasing base, and 250 mu of DH lines identification and selection base. • Large Inventory of Germplasms: Origin has built one of the largest corn seed germplasms resources among Chinese seed companies with over 200 thousands corn germplasm samples and breeding materials in the germplasm banks storage, which allows Origin to develop corn varieties for all major corn planting regions in China. • Simplified Approval Process: Origin is now one of few major seed companies in China with national level Corn Seed Green Pass Test System, an important step to accelerate new product introduction to the market. 13

Origin Agritech, Ltd Comps 14 RMB RMB

Origin Agritech, Ltd Upcoming Catalysts • Finalization of joint venture with SOE (government partner) converting RMB137 million loan and additional RMB65 million cash into equity in JV • Gives company resources needed to expand • Expansion of strategic partnerships • Bring in new GMO traits • More GMO trait bio - safety approvals • China going GMO positive • Commercial sales 15

Origin Agritech, Ltd Origin Agritech, Ltd. Investment Highlights • Ideally positioned to capitalize on China going GMO positive • Multi - billion - dollar market opportunity that is wide open • Multiple soybean and corn traits in approval pipeline, two having received bio - safety certificate • One of a few vertically integrated GMO seed companies, gives Origin a competitive advantage • Strong relationship with agritech research institutes and academia • Origin (Nasdaq: SEED) is the only US listed Chinese GMO seed company 16

Thank You 310.845.6238 joeramelli@originseed.com.cn https://originseed.investorroom.com/ Joe Ramelli